                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                              -------------------


                                   FORM 11-K


                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934
                 For the Fiscal Year Ended December 31, 1996






                        Commission File Number 1-12139






                      W. R. GRACE & CO. HOURLY EMPLOYEES
                          SAVINGS AND INVESTMENT PLAN







                               W. R. Grace & Co.
                             One Town Center Road
                        Boca Raton, Florida 33486-1010

                       Financial Statements and Exhibits
                       ---------------------------------


         (a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements of the W. R. Grace & Co. Hourly Employees Savings and Investment Plan, as required by Form 11-K, together with the report thereon of Price Waterhouse LLP, independent certified public accountants, dated May 30, 1997.

         (b) Exhibits. The Consent of Price Waterhouse LLP is being filed as an exhibit to this Report.

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
              -------------------------------------------------


May 30, 1997

To the Participants and
Administrative Committee of the
W. R. Grace & Co. Hourly Employees
Savings and Investment Plan


In our opinion, the accompanying statement of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits appearing on pages F-2 through F-4 of this report present fairly, in all material respects, the net assets available for plan benefits of the
W. R. Grace & Co. Hourly Employees Savings and Investment Plan at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan administrator and/or other plan fiduciaries (the "Plan Fiduciaries"); our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Fiduciaries, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Price Waterhouse LLP

         W. R. GRACE & CO. HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 1996 AND 1995





                                                   1996           1995
                                               -----------     -----------

Assets
  Investments:
   Insurance company contracts, at
      contract value                           $ 8,813,550     $ 7,728,436
  Other securities, at cost                        314,581          80,408
   W. R. Grace & Co. Common Stock
      New Grace Stock (Note 1)
        (cost: 1996 - $ 7,083,565)               9,998,825              --
      Old Grace Stock (Note 1)
        (cost: 1995 - $5,496,309)                       --       6,958,421
  FMC ADS (Note 1)
      (cost: 1996 - $647,725)                      975,319              --
  Fidelity mutual funds
   (cost: 1996 - $5,517,733;
       1995 - $3,852,416)
     Balanced Fund                               1,058,317       1,008,700
     Growth & Income Fund                          710,160         288,028
     Blue Chip Growth Fund                       2,426,633       1,777,920
     Contrafund                                  1,496,749         871,729
     OTC Fund                                      420,955         183,101
   Loans receivable                              1,338,851         922,943
   Contributions receivable                         99,197          72,605
                                               -----------     -----------
  Net assets available
   for plan benefits                           $27,653,137     $19,892,291
                                               ===========     ===========

                 The accompanying notes to financial statements
                     are an integral part of this statement.


                                W. R. GRACE & CO. HOURLY EMPLOYEES

                                SAVINGS AND INVESTMENT PLAN

                                STATEMENT OF CHANGES IN NET ASSETS

                                AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                FOR THE YEAR ENDED DECEMBER 31, 1996




                                                            Employee                                        New Grace
                                Fixed Income  Grace Stock Stock Ownership                   New Grace     Employee Stock
                                    Fund        Fund(**)     Plan(**)      ADS Fund        Stock Fund     Ownership Plan
                              ------------- ------------- -------------  --------------  ---------------  --------------
Contributions:

  Participants                $   2,174,480 $     260,002 $      -       $       -       $       103,545  $       -

  Transfers among funds            (698,986)   (1,741,418)   (5,013,674)        632,305        1,806,754       4,846,976

  Company                            -             -          1,105,805          -               -               394,938

                              ------------- ------------- -------------  --------------  ---------------  --------------

     Total                        1,475,494    (1,481,416)   (3,907,869)        632,305        1,910,299       5,241,914
                              ------------- ------------- -------------  --------------  ---------------  --------------

Income/(loss) from
 investments:

 Interest                           700,695         6,140        10,574          -               -                 1,292

 Dividends                           -             -    (*)      -               -      (*)      -       (*)      -

 Net realized gain/(loss)            -            299,207       559,145          32,494           14,761          73,758

 Change in unrealized
  (depreciation)/appreciation        -         (340,843)(*)  (1,711,538)        350,007 (*)      346,737 (*)   2,763,760
                              ------------- ------------- -------------  --------------  ---------------  --------------

     Total                          700,695       (35,496)   (1,141,819)        382,501          361,498       2,838,810
                              ------------- ------------- -------------  --------------  ---------------  --------------

Less:
  Participant withdrawals           916,007       119,334       325,243          11,047           11,322         163,815

  Administrative expenses            28,026         1,892        36,052             561              125          12,147
                              ------------- ------------- -------------  --------------  ---------------  --------------

Net increase/(decrease)           1,232,156    (1,638,138)   (5,410,983)      1,003,198        2,260,350       7,904,762

Net assets available
 for plan benefits:

Beginning of year                 7,770,920     1,638,138     5,410,983          -               -                -
                              ------------- ------------- -------------  --------------  ---------------  --------------

End of year                   $   9,003,076 $      -      $      -       $    1,003,198  $     2,260,350  $    7,904,762
                              ============= ============= =============  ==============  ===============  ==============

                                Fidelity       Fidelity       Fidelity                    Fidelity
                                Balanced    Growth & Income  Blue Chip      Fidelity        OTC           Loans
                                  Fund           Fund       Growth Fund    Contrafund       Fund       Receivable      Total
                              ------------- --------------- ------------- ------------- -------------  ------------ -------------
Contributions:

  Participants                $     305,197 $       200,225 $     699,256 $     450,766 $     105,916  $      -     $   4,299,387

  Transfers among funds            (296,627)        158,471      (271,675)      (22,176)       88,907       511,143        -

  Company                            -              -              -             -             -              -         1,500,743

                              ------------- --------------- ------------- ------------- -------------  ------------ -------------

     Total                            8,570         358,696       427,581       428,590       194,823       511,143     5,800,130
                              ------------- --------------- ------------- ------------- -------------  ------------ -------------

Income/(loss) from
 investments:

 Interest                             4,564             841         6,427         3,917           337         -           734,787

 Dividends                           46,718          29,734       163,591       110,065        42,344         -           392,452

 Net realized gain/(loss)             9,492           9,739        36,005        20,813         5,626         -         1,061,040

 Change in unrealized
  (depreciation)/appreciation        39,395          50,560       107,177       109,791        11,094         -         1,726,140
                              ------------- --------------- ------------- ------------- -------------  ------------ -------------

     Total                          100,169          90,874       313,200       244,586        59,401         -         3,914,419
                              ------------- --------------- ------------- ------------- -------------  ------------ -------------

Less:
  Participant withdrawals            56,682          25,184        87,439        43,486        15,487        95,235     1,870,281

  Administrative expenses             1,469             602           949         1,558            41                      83,422
                              ------------- --------------- ------------- ------------- -------------  ------------ -------------

Net increase/(decrease)              50,588         423,784       652,393       628,132       238,696       415,908     7,760,846

Net assets available
 for plan benefits:

Beginning of year                 1,012,956         289,788     1,786,191       876,308       184,064       922,943    19,892,291
                              ------------- --------------- ------------- ------------- -------------  ------------ -------------

End of year                   $   1,063,544 $       713,572 $   2,438,584 $   1,504,440 $     422,760  $  1,338,851 $  27,653,137
                              ============= =============== ============= ============= =============  ============ =============

(*) Dividends received are reinvested in                                    The accompanying notes to financial statements
shares of Grace Common Stock (or ADSs, in                                    are an integral part of this statement.
the case of the ADS Fund) and reflected as
part of change in unrealized (depreciation)/appreciation.
(**) Fund represents investments in Old Grace
common stock.  See Note 1.


                                W. R. GRACE & CO. HOURLY EMPLOYEES

                                SAVINGS AND INVESTMENT PLAN

                                STATEMENT OF CHANGES IN NET ASSETS

                                AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                FOR THE YEAR ENDED DECEMBER 31, 1995


                                                            Employee      Fidelity       Fidelity        Fidelity
                                Fixed Income  Grace Stock    Stock        Balanced    Growth & Income    Blue Chip
                                    Fund          Fund   Ownership Plan    Fund           Fund          Growth Fund
                              ------------- ------------- ------------- ------------- --------------- -------------
Contributions:

  Participants                $   2,147,583 $     297,343 $      -      $     311,770 $       129,783 $     608,870

  Transfers among funds            (486,640)      217,425      (322,775)     (185,691)         34,605       126,456

  Company                            -             -          1,425,797        -              -              -
                              ------------- ------------- ------------- ------------- --------------- -------------

     Total                        1,660,943       514,768     1,103,022       126,079         164,388       735,326
                              ------------- ------------- ------------- ------------- --------------- -------------

Income from investments:

 Interest                           620,910         4,721         7,029         4,330             264         5,157

 Dividends                           -             -     (*)     -             40,959          11,097       127,192

 Net realized gain/(loss)            -            250,709       214,070        (5,167)          2,975        39,930

 Change in unrealized
  appreciation                       -            225,099(*)  1,463,968        92,454          37,044       127,342
                              ------------- ------------- ------------- ------------- --------------- -------------

     Total                          620,910       480,529     1,685,067       132,576          51,380       299,621
                              ------------- ------------- ------------- ------------- --------------- -------------

Less:
  Participant withdrawals           714,071       147,415       379,546        98,475           2,821        67,288

  Administrative expenses            26,385         1,977        46,429         1,274             280           527
                              ------------- ------------- ------------- ------------- --------------- -------------

Net increase                      1,541,397       845,905     2,362,114       158,906         212,667       967,132

Net assets available
 for plan benefits:

Beginning of year                 6,229,523       792,233     3,048,869       854,050          77,121       819,059
                              ------------- ------------- ------------- ------------- --------------- -------------

End of year                   $   7,770,920 $   1,638,138 $   5,410,983 $   1,012,956 $       289,788 $   1,786,191
                              ============= ============= ============= ============= =============== =============

                                              Fidelity
                                Fidelity        OTC           Loans
                               Contrafund       Fund       Receivable      Total
                            ------------- -------------  ------------ -------------
Contributions:

  Participants              $     337,069 $      70,989  $      -     $   3,903,407

  Transfers among funds           118,325        61,131       437,164        -

  Company                          -             -              -         1,425,797
                            ------------- -------------  ------------ -------------

     Total                        455,394       132,120       437,164     5,329,204
                            ------------- -------------  ------------ -------------

Income from investments:

 Interest                           1,933           111         -           644,455

 Dividends                         67,863         9,964         -           257,075

 Net realized gain/(loss)          16,270        11,097         -           529,884

 Change in unrealized
  appreciation                     71,749        13,785         -         2,031,441
                            ------------- -------------  ------------ -------------

     Total                        157,815        34,957         -         3,462,855
                            ------------- -------------  ------------ -------------

Less:
  Participant withdrawals          53,510        48,698        15,541     1,527,365

  Administrative expenses           1,533        -                           78,405
                            ------------- -------------  ------------ -------------

Net increase                      558,166       118,379       421,623     7,186,289

Net assets available
 for plan benefits:

Beginning of year                 318,142        65,685       501,320    12,706,002
                            ------------- -------------  ------------ -------------

End of year                 $     876,308 $     184,064  $    922,943 $  19,892,291
                            ============= =============  ============ =============

(*) Dividends received are reinvested in shares of Grace      The accompanying notes to financial statements
Common Stock and reflected as part of change in                    are an integral part of this statement.
unrealized appreciation.


                       W. R. GRACE & CO. HOURLY EMPLOYEES
                           SAVINGS AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the W. R. Grace & Co. Hourly Employees Savings and Investment Plan ("Plan") provides only general information. Participants should refer to the text of the Plan and the Summary Plan Description and Prospectus Supplement for the Plan for more complete information.

General:

The Plan is a defined contribution plan originally adopted effective January 1, 1987, and has been amended from time to time. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility and Vesting:

Within those units of W. R. Grace & Co., a Delaware corporation ("Grace" or "New Grace"), and its subsidiaries (collectively, the "Company") designated as participating units in the Plan, any hourly employee in an eligible employment classification who has completed 12 months of employment (including 1,000 hours of service) is eligible to participate in the Plan, subject to certain exceptions and special provisions.

A participant's interest in the Plan is always fully vested.

NMC Transaction:

In September 1996, Grace's predecessor ("Old Grace") completed a transaction ("NMC Transaction") as a result of which each of its common shareholders received shares of Grace Common Stock, American Depositary Shares ("ADSs") of Fresenius Medical Care AG ("FMC"), and shares of preferred stock ("New Preferred Shares") of Fresenius National Medical Care Holdings, Inc., a subsidiary of FMC. FMC is a German corporation that owns National Medical Care, Inc. (a subsidiary of Old Grace) and other businesses. ADSs represent shares of FMC. The common stock of Old Grace was canceled in the NMC Transaction.

The Grace Stock Fund and the Employee Stock Ownership Plan were previously invested in common stock of Old Grace; as noted above, such common stock was canceled in the NMC Transaction and was therefore eliminated from the Plan following the NMC Transaction. The Grace Common Stock, ADSs and New Preferred Shares received with respect to the shares of common stock of Old Grace held in the Employee Stock Ownership Plan were credited to the New Grace Employee Stock Ownership Plan. All such ADSs and New Preferred Shares were sold within 90 days following the NMC Transaction, and the proceeds were invested in Grace Common Stock and credited to the New Grace Employee Stock Ownership Plan.

The Grace Common Stock and New Preferred Shares received with respect to the shares of common stock of Old Grace held in the Grace Stock Fund were credited to the New Grace Stock Fund. All such New Preferred Shares were sold within 90 days following the NMC Transaction, and the proceeds were invested in Grace Common Stock and credited to the New Grace Stock Fund. The ADSs received with respect to such shares of common stock of Old Grace were credited to the ADS Fund.

Contributions to the Plan:

Plan participants may elect to contribute to the Plan from 2% to 16% of their compensation (which, for purposes of the Plan, consists of regular wages, incentive compensation, specially granted bonus awards, shift differential and overtime pay).

Participant contributions may be made from before-tax and/or after-tax income, as provided under Sections 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended (the "Code"), subject to an annual dollar limit on before-tax contributions of $9,500 for 1996 ($9,240 for 1995), subject to annual adjustment for inflation. In addition, for both 1996 and 1995, federal income tax law limited to $150,000 (subject to annual adjustment for inflation) the annual compensation on which tax-qualified plan benefits may be based.

A Company contribution equal to 50% of each participant's contribution is made to the Plan; however, no Company contribution is made with respect to a participant's contribution in excess of 6% of his compensation. Therefore, the maximum Company contribution is 3% of each participant's compensation, subject to the annual limitations noted above.

Investment Options:

Participants may elect to have their contributions invested in any one or more of the following funds in which the Plan participates:


                  Fixed Income Fund

                  The Fixed Income Fund is invested in fixed income securities or obligations, interest-bearing bank accounts or guaranteed income funds established or maintained by licensed insurance companies. Excess cash may be invested in short-term fixed income securities.

                  New Grace Stock Fund

                  The New Grace Stock Fund is invested in Grace Common Stock. Pending investment, cash credited to this Fund may be invested in short-term securities.

                  ADS Fund

                  The ADS Fund holds the ADSs that were credited to the accounts of each participant who had a balance in the Grace Stock Fund immediately prior to the NMC Transaction. Participants may transfer balances out of the ADS Fund at any time, but may not deposit or transfer any funds into the ADS Fund. The ADS Fund will be eliminated from the Plan on December 31, 1998; any balances remaining in such fund at that date will be credited to the Fixed Income Fund. Pending investment, cash credited to this Fund may be invested in short-term securities.

                  The Plan also offers the following five Fidelity Mutual Funds to Plan participants:

                           Fidelity Balanced Fund is invested in both fixed income securities and equity securities at all times.

                           Fidelity Growth and Income Fund is invested in equity securities at all times and may be invested in fixed income securities, depending upon market conditions.

                           Fidelity Blue Chip Growth Fund is invested in equity securities of companies with higher than average earnings growth.

                           Fidelity Contrafund is invested in equity securities of companies generally out of favor with the market that are judged by the Fund's investment manager to be capable of above average growth in value.

                           Fidelity OTC Fund is invested in equity securities of smaller companies traded in the over-the-counter market.

At December 31, 1996 and 1995, the number of participants contributing to the Plan was 1,929 and 1,877, respectively, and the number of participants in the various Funds (including former employees whose funds have not yet been distributed and who no longer contribute to the Plan) was as follows:

                               DECEMBER 31, 1996   DECEMBER 31, 1995
                               -----------------   -----------------
Fixed Income Fund                   1,112               1,120
Grace Stock Fund                        -               1,912
New Grace Stock Fund                2,015                   -
Fidelity Balanced Fund                347                 361
Fidelity Growth & Income Fund         304                 220
Fidelity Blue Chip Growth Fund        668                 616
Fidelity Contrafund                   419                 355
Fidelity OTC Fund                     178                 131
ADS Fund                              317                   -

The Plan provides that a statement of each participant's account be sent to the participant at least once a year. Presently, such statements are sent at the end of each calendar quarter.

On any business day, participants may allocate their future contributions among the Funds and transfer the amounts related to their prior contributions in any of the Funds to other Funds (other than the ADS Fund). Transfers may be in whole dollar amounts or in multiples of 5% of the participant's account balance.

Company contributions are generally credited to the New Grace Employee Stock Ownership Plan ("New ESOP Fund"). The New ESOP Fund is invested in Grace Common Stock. The New ESOP Fund is an Employee Stock Ownership Plan, within the meaning of the Code.

Eligible employees (generally, those age 50 and older) may elect to transfer all or a portion of their Company contributions once each year from the ESOP Fund to any of the other Funds except the New Grace Stock Fund and the ADS Fund. Such transfers may be in whole dollar amounts or multiples of 5% of the participant's account balance.

Participant Loans

Participants may borrow up to one-half of the value of their account balance up to $50,000. Loans may be for a term of one to five years for a general purpose loan and up to twenty years for a loan to purchase a principal residence. The interest rate for the loans is fixed for the term of the loan and the loans are repaid in monthly installments. Participants can repay the outstanding loan balance in full at any time without penalty. Loans are considered to be in default and treated as a distribution for tax purposes if no payment is received for ninety days. If employment with the Company ends, any outstanding loan balance will be considered a distribution if not repaid within ninety days.

Interest paid on loans is credited to the individual funds from which the loan was taken and is shown as interest income within those funds.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounts of the Plan are maintained on the accrual basis of accounting, which is acceptable under U.S. Department of Labor Regulations and is in accordance with generally accepted accounting principles.

Investments in publicly traded securities are valued at the last reported sales price on the last day of the year. Investments in the Fidelity Mutual Funds are valued at their respective market prices quoted at year-end, which represent the net asset value of the securities held in such Funds. Investments in commercial paper, U.S. Treasury bills and U.S. government securities mutual funds are valued at cost, which approximates market value. Investments in insurance company contracts are stated at contract value, which represents contributions made under the contract plus interest at the contract rate, less funds used for withdrawals. Loans receivable are valued at cost, which approximates fair value.

The assets of the Plan are commingled in the Trust Fund of the W. R. Grace & Co. Profit Sharing and Savings and Investment Plans ("Trust Fund") with the assets of other tax-qualified profit sharing and savings and investment plans maintained by the Company. The Trust Fund is administered by The Fidelity Management Trust Company ("Trustee"). For each Fund, assets and investment returns are allocated to each plan pro rata, based upon each plan's daily net asset balance in the Fund and the Trust Fund's daily total net asset balance attributable to the Fund. Income of each Fund is reinvested in that Fund, except that dividends paid on shares of Grace Common Stock held in the New ESOP Fund are paid to participants on a quarterly basis or within 90 days after the end of the calendar year in which the dividends are received. The New ESOP Fund dividends are not treated as income to the Plan or as distributions to participants. The Trustee manages the New Grace Stock Fund and the New ESOP Fund by purchasing shares of Grace Common Stock and by selling shares to the extent necessary to obtain cash for disbursements and transfers from the Funds. Investment management of the Fixed Income Fund and investment oversight of the Fidelity Mutual Funds is the responsibility of the Investment and Benefits Committee appointed by the Grace Board of Directors, or as delegated by that Committee.

The Plan recognizes benefits when paid.

The Plan recognizes a gain or loss on Grace Common Stock distributed to participants in an amount equal to the difference between the market value at the distribution date and the average cost of the shares distributed. The cost of securities sold is determined on the basis of average cost, and a gain or loss is recorded equal to the difference between average cost and the proceeds from the sale.

Amounts transferred to successor trustees are deducted from the Plan's net assets upon the divestiture of, or discontinuance of participation by, a participating unit.

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, at the date of the financial statements. Actual amounts may differ from the estimates used.

NOTE 3 - INVESTMENTS

Fixed Income Fund:

The investments in the Fixed Income Fund consist primarily of guaranteed fixed income contracts, as shown below:



         ISSUER & RATE                         VALUE AT DECEMBER 31,                      REPAYMENT TERMS
-----------------------------------       -------------------------------        ---------------------------------
                                              1996               1995
                                              ----               ----
Metropolitan Life Insurance Co.:
          9.05%                           $     -            $ 1,533,888         Repaid   10/15/96
          7.00%                            1,288,610           1,051,220         Repayable 12/15/99

People Security Life                                                             Repayable in equal installments on
          6.87%                            1,168,555                -            12/15/2000 and 12/14/2001

Prudential Insurance Company:
          9.13%                            3,586,105           2,868,367         Repayable 6/1/97

New York Life:
          5.91%                              553,206             458,215         Repayable 12/15/99

John Hancock Mutual Life
Insurance Company:
          7.02%                              609,161             496,848         Repayable 6/30/01
          7.85%                            1,064,643             861,688         Repayable 12/15/00
          6.01%                              543,270             458,230         Repayable 6/15/98
                                         -----------         -----------
                                         $ 8,813,550         $ 7,728,436


Other investments in the Fixed Income Fund at December 31, 1996 and 1995 consisted of the following:

                                                 DECEMBER 31,
                                        ------------------------------
                                           1996                1995
                                           ----                ----
Commercial paper, at cost, which
 approximates market value              $ 152,300           $  13,189
                                        =========           =========


New Grace Stock Fund:

As of December 31, 1996, the New Grace Stock Fund held 42,357 shares of Grace Common Stock.

Sales/distributions of Grace Common Stock by/from the New Grace Stock Fund resulted in net realized gains, as follows:

                                                            DECEMBER 31,
                                                            ------------
                                                                1996
                                                                ----
Proceeds from sales/distributions
  of securities                                             $  109,849

Cost of securities sold/distributed                             95,088
                                                            ----------
Net realized gain                                           $   14,761
                                                            ==========


Other investments in the New Grace Stock Fund under the Plan at December 31, 1996 consisted of the following:

                                                            DECEMBER 31,
                                                            ------------
                                                                1996
                                                                ----
Commercial paper, at cost, which
 approximates market value                                  $   62,166
                                                            ==========

New ESOP Fund:

As of December 31, 1996, this Fund held 150,857 shares of Grace Common Stock.

Sales/distributions of Grace Common Stock by/from the New ESOP Fund under the Plan resulted in net realized gains, as follows:

                                                            DECEMBER 31,
                                                            ------------
                                                                1996
                                                                ----
Proceeds from sales/distributions
  of securities                                             $  245,387

Cost of securities sold/distributed                            171,629
                                                            ----------
Net realized gain                                           $   73,758
                                                            ==========


Other investments in the New ESOP Fund at December 31, 1996 consisted of the following:

                                                            DECEMBER 31,
                                                            ------------
                                                                1996
                                                                ----
Commercial paper, at cost, which
 approximates market value                                  $   72,236
                                                            ==========

ADS Fund:

The fair value of investments in the ADS Fund at December 31, 1996 was as follows:


                                                            DECEMBER 31,
                                                            ------------
                                                                1996
                                                                ----
Commercial paper                                            $   27,879
ADSs                                                           975,319
                                                            ==========
                                                            $1,003,198

Sales/distributions of ADSs by/from the ADS Fund under the Plan resulted in net realized gains, as follows:

                                                            DECEMBER 31,
                                                            ------------
                                                                1996
                                                                ----
Proceeds from sales/distributions
  of securities                                             $   98,926

Cost of securities sold/distributed                             66,432
                                                            ----------
Net realized gain                                           $   32,494
                                                            ==========

NOTE 4 - FEDERAL INCOME TAXES

On July 13, 1995, the Internal Revenue Service issued a letter stating that the Plan, as then in effect, was in compliance with the applicable requirements of the Code. The Plan has been amended since the issuance of this determination letter. However, the Plan Administrator believes that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the Plan Administrator believes the Plan continues to be qualified, and the related Trust continues to be tax exempt.

NOTE 5- PLAN TERMINATION

Grace anticipates that the Plan will continue indefinitely, but reserves the right to amend or discontinue the Plan at any time. A participating unit may terminate its participation in the Plan with the approval of Grace's Board of Directors.

                                  SIGNATURES
                                  ----------


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                             W. R. GRACE & CO.
                                             HOURLY EMPLOYEES
                                             SAVINGS AND INVESTMENT PLAN



                                             By: /s/ J. A. LONGO
                                                ------------------------------
                                                     J. A. Longo
                                                     Chairman, Administrative
                                                         Committee


Date: June 27, 1997